SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 January, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Blocklisting Interim Review 06 January 2016
Exhibit 1.2	Blocklisting Interim Review 06 January 2016
Exhibit 1.3	Director/PDMR Shareholding dated 11 January 2016
Exhibit 1.4	Director/PDMR Shareholding dated 20 January 2016
Exhibit 1.5	Director/PDMR Shareholding dated 22 January 2016
Exhibit 1.6	Total Voting Rights dated 29 January 2016

Exhibit 1.1

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 6 January 2016

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 July 2015	To:	31 December 2015
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.2

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 6 January 2016

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 July 2015	To:	31 December 2015
Balance of unallotted securities under scheme(s) from previous return:		11,683,777
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,683,777

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 January 2016 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.287 per share through participation in the BP ShareMatch UK Plan on 11 January 2016:-

Director

Dr B. Gilvary                  95 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 95 shares
Mr B. Looney               95 shares
Mr D. Sanyal                95 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p,l,c, has been notified on 19 January 2016 that, further to the announcement (RNS 7124X) made on 12 February 2013, the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.), acquired the number of BP Ordinary Shares (ISIN number GB0007980591) on 15 January 2016 at £3.426 per share shown against their respective names pursuant to a vesting of Restricted Share Units under the BP Annual Cash Bonus Deferral, following adjustments for tax and dividends.

Name of PDMR	Number of Ordinary shares
Mr R Bondy	28,942
Mr Tufan Erginbilgic	21,760
Mr B Looney	21,266
Mr D Sanyal	16,937
Mr H Schuster	15,660

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.5

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p,l,c, has been notified on 22 January 2016 that the following senior executives whose names are listed below (all persons discharging managerial responsibility in BP p.l.c.), acquired the number of BP ADSs (ISIN number US0556221044) on 21 January 2016 at $29.16 per ADS shown against their respective names pursuant to a vesting of Restricted Share Units under the BP Annual Cash Bonus Deferral, following adjustments for tax and dividends.

Name of PDMR	Number of ADSs
Mr R Fryar	3,875
Mrs K Landis	2,065
Mr H L McKay	4,761

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c.
Total voting rights and share capital

As at 29 January 2016, the issued share capital of BP p.l.c. comprised 18,382,061,991 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,726,708,982. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,387,144,491. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 01 February 2016
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary